03002050

SECU... MMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED FEB 26 2003 WASH. D.C. 181 SECTION PROCESSING

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Select Investments Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28 S. Court Street
(No. and Street)

Sullivan, (City) IN (State) 47882 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey L. Weber (812) 268-3777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bray & Associates CPA's, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 5 (Address) Greencastle, (City) IN (State) 46135 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey Webber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Select Investment Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

10-28-2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (0) Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL SELECT INVESTMENTS CORP.
FINANCIAL STATEMENTS
December 31, 2002

CAPITAL SELECT INVESTMENTS CORP.
Sullivan, Indiana

TABLE OF CONTENTS

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

Report of Independent Auditor's

Board of Directors
Capital Select Investments Corp.
Sullivan, Indiana

We have audited the accompanying statements of financial condition of Capital Select Investments Corp. as of December 31, 2002 and the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Select Investments Corp. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 8 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bray & Associates CPA's

Bray & Associates CPA's, LLC

February 7, 2003

Capital Select Investments Corp.
Statement of Financial Condition
December 31, 2002

				Dollars
ASSETS				
Cash and due from banks	$	56,435		
Deposit with cleaning broker		15,000		
Commissions receivable		129,107		
Intangible assets (Net Amortization)		26,315		
Total Assets			$	226,857
LIABILITIES AND SHAREHOLDER'S EQUITY				
Liabilities:				
Accounts payable and accrued expenses	$	63,410		
Payroll Taxes Payable		1,107		
Total Liabilities			$	64,517
Shareholder's equity				
Common Stock no par value; 1000 shares authorized; and outstanding	$	2,076,998		
Additional paid in capital		458,951		
Accumulated deficit		(2,373,609)		
Total Stockholder's Equity				162,340
Total Liabilities and Stockholder's Equity			$	226,857

See Accompanying Notes and Accountant's Report

Capital Select Investments Corp.
Statement of Operations
For the Year Ended December 31, 2002

			Dollars	
Revenues				
Commission & fees	$	994,043		
Other		4,263		
Total Income			$	998,306
Expenses:				
Interest	$	1,170		
Compensation and related expenses		757,171		
Clearing fees and exchange charges		12,913		
Rental and occupancy		28,604		
Professional fees		7,831		
Communications		12,575		
Intangible amortization		3,993		
Depreciation		4,548		
General and administration		102,079		
Total Expenses				930,884
Net Profit			$	67,422

See Accompanying Notes and Accountant's Report

Capital Select Investments Corp.
Statement of Cash Flows
For the Year Ended December 31, 2002

		Dollars		
Cash Flows from Operating Activities:				
Net Gain	$	67,422		
Adjustments to reconcile net loss to net cash from by operating activities:				
Depreciation		4,548		
Intangible amortization		3,993		
Change in commission revenue		(53,212)		
Net Cash from operating activities			$	22,751
Cash Flows from Investing Activities:				
Fixed assets expenditures and intangible	$	0		
Net Cash from Investing Activities				0
Cash Flows from Financing Activities:				
Capital contributions	$	30,000		
Capital contributions reduced		(15,000)		
Note payment		(6,961)		
Net Cash from Investing Activities				8,039
Net change in cash and cash equivalents			$	30,790
Cash and cash equivalents at beginning of period				25,645
Cash and cash equivalents at end of period			$	56,435
Supplemental disclosures of cash flow information:				
Interest Paid during the period				1,170
Income taxes (State and Federal)				0

See Accompanying Notes and Accountant's Report

Capital Select Investment Corp.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2002

	Dollars							
		Common Stock		Paid In Capital		Accumulated Deficit		Total
Balance, December 31, 2001	$	2,076,998	$	579,925	$	(2,441,031)	$	215,892
Contributed capital				30,000				30,000
Net Assets removed (see note 5)				(120,974)				(150,974)
Capital removed				(30,000)				
Net Profit						67,422		67,422
Balance December 31, 2002	$	2,076,998	$	458,951	$	(2,373,609)	$	162,340

See Accompanying Notes and Accountant's Report

CAPITAL SELECT INVESTMENTS CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 1- Summary of Significant Accounting Policies

Nature of Business: Capital Select Investments Corp. (the Company) is a registered securities broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Company operates from locations in Indiana, Illinois, and is currently licensed to conduct business in Indiana, Illinois, Kentucky, Florida, Georgia, Arkansas, and Ohio. It operates as an introducing broker using the services of other brokers to clear bond and equity transactions and offers fixed and variable annuity investment products from a number of insurance companies.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition: Securities transactions and the related commission revenues and expenses are recorded on trade date.

Statement of Cash Flows: Cash and cash equivalents include cash on deposit at banks. The Company reports net cash flows from the change in its notes payable, which are short term borrowings from it's banks.

Note 2- Commitments

The Company's agreement with its clearing broker requires the maintenance of a deposit, with the clearing broker, of at least $15,000. This deposit earns interest and is currently invested in a money market fund of the clearing organization.

Note 3- Depreciation

The Company depreciates its office furniture and fixtures using straight line depreciation with ranges from 5-10 years. Amortization of Intangibles are amortized straight line over 5 to 15 years. Depreciation expense is for partial year. (See note 5)

CAPITAL SELECT INVESTMENTS CORP.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

Note 4-Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2002, the net capital required was $5,000.

Net capital and aggregate indebtedness, change from day-to-day, but at December 31, 2002, the Company had excess net capital and a net capital requirement of $52,198 and $5,000 respectively. Compliance with the net capital rule can have the effect of restricting the payment of dividends.

Income Taxes
No income taxes have been accrued due carry forward of losses from prior years.

Note 5

Capital Select Investments Corporation disposed certain assets and liabilities to a new Corporation in a non-cash transaction, Capital Management Advisory Services, Inc. This corporation has agreed to pay for fixed and certain variable expenses of Capital Select Investment Corporation. The net assets disposed of were nearly $ 121,000.00 and was accounted for as a reduction in Paid in Capital. A separate expense agreement states that Capital Select Investment Corp. capital will not be allowed to fall any lower than the net capital required by the NASD requirement. The disposal occurred during August 2002.

Note 6

The NASD is currently conducting a routine audit of the company. Management does not believe and no liability has been accrued for any possible fines or penalties that the NASD may assess or propose.

SUPPLEMENTARY INFORMATION

Capital Select Investment Corp.

Reconciliation of Audited and Unaudited Reports

December 31, 2002

			Dollars			
			Adjustments			
Assets		As Reported	Debit	Credit		As Audited
Cash	$	56,435			$	56,435
Clearing Accoung		15,000				15,000
Other Receivables	$	129,107				129,107
Related Party Receivables		120,974		120,974		0
Organization Expense		26,315				26,315
Other receivables		570		570		0
Total Assets	$	348,401			$	226,857
Liabilities						
Liabilities and Accrued Expense	$	64,517			$	64,517
Stockholder Equity						
Common Stock		2,076,998				2,076,998
Paid in Capital		579,925	120,974			458,951
Retained Earnings		(2,373,039)	570			(2,373,609)
Total Equity	$	283,884			$	162,340
Total Liabilities-Stockholder-Equity	$	348,401	$ 0	$ 0	$	226,857

See Independent Auditor's Report on Supplemental Information

Capital Select Investments Corp.

Schedule 2

Explanation of Audit Adjustment

	Dollars	
	Debit	Credit
Related Party Receivables		120,974
Miscellaneous Receivables		570
Paid-in-Capital	120,974	
Retained Earnings	570	

See Independent Auditor's Report on Supplemental Information

Capital Select Investments Corp.

Reconciliation of Adjusted Net Capital as Reported
Compared to Amount Previously Reported by Broker-Dealer
December 31, 2002

Dollars

	As Reported	Adjustment	As Corrected
Total Ownership	$ 283,884	(121,545)	$ 162,339
Less: Non Allowable	226,686	(121,545)	105,141
Net Capital before Haircuts	57,198		57,198
Haircuts	0		0
Net Capital	57,198		57,198
Less Capital Required	5,000		5,000
Net Capital in Excess	52,198		52,198
Total Liabilities	$ 64,517		$ 64,517

See Independent Auditor's Report on Supplemental Information

Bray & Associates CPA's, LLC
CERTIFIED PUBLIC ACCOUNTANTS

P.O. BOX 5
GREENCASTLE, IN 46135
(765) 653-8448
FAX (765) 653-3559

A. DAVID BRAY, C.P.A.
EDWARD H. HAMMOND, P.A.

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDIANA CERTIFIED PUBLIC
ACCOUNTANTS SOCIETY

REPORT OF INDEPENDENT AUDITOR'S ON INTERNALCONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
Capital Select Investments Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Capital Select Investments Corp. for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Aas required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities, in amounts that would be material in relation to the financial statement being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bray & Associates CPA's

Bray & Associates CPA's, LLC

February 7, 2003